# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, Binhu Zhuoyue Cheng,, Wenhua Kechuang Yuan, Huayuan Blvd. 365,, Baohe, Hefei, Anhui, China (F4), 230051
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001456120
Persons authorized to receive notices and communications: Xiaofeng Ma, c/o 1/F East Gate, Bldg No. 2, Jian Wai, Soho, No. 39 Dong San Huan Zhong Rd, Chao Yang Dist, Beijing, China (F4), 100022, 861065181122-5518

## Reporting persons
- Ma Kevin Xiaofeng (CIK 0001456120): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 1,734,446; shared voting power 23,426,062; sole dispositive power 1,734,446; shared dispositive power 23,426,062; aggregate amount beneficially owned 25,160,508 (19.2% of the class)
  Comment: (1) The value in rows 7 and 9 represents 1,734,446 Common Shares held by Xiaofeng Ma.
  
  (2) The value in rows 8 and 10 represents (i) 4,998,988 Common Shares held by Able Knight Development Limited, and (ii) 18,427,074 Common Shares held by Joingear Limited. Able Knight Development Limited is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by Xiaofeng Ma. Joingear Limited is a British Virgin Islands company wholly owned by Xiaofeng Ma.
  
  (3) Percent of class represented by amount in row (11) is calculated based on 131,296,790 outstanding Common Shares as of September 30, 2026 as notified by the Issuer.
- Able Knight Development Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (3.8% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 131,296,790 outstanding Common Shares as of September 30, 2026 as notified by the Issuer.
- Precious Time Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (3.8% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 131,296,790 outstanding Common Shares as of September 30, 2026 as notified by the Issuer.
- Joingear Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 18,427,074; sole dispositive power 0; shared dispositive power 18,427,074; aggregate amount beneficially owned 18,427,074 (14% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 18,427,074 Common Shares held by Joingear Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 131,296,790 outstanding Common Shares as of September 30, 2026 as notified by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, Binhu Zhuoyue Cheng,, Wenhua Kechuang Yuan, Huayuan Blvd. 365,, Baohe, Hefei, Anhui, China (F4), 230051
Comment: This Amendment No. 11 ("Amendment No. 11") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on November 20, 2015, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 filed with the Commission on March 23, 2016, August 30, 2017, February 8, 2018, June 29, 2018, August 17, 2018, August 29, 2019, December 24, 2019, May 21, 2020 November 19, 2025 and January 30, 2026, respectively (as amended, the "Schedule 13D") by the Reporting Persons with respect to the Common Shares issued by the Issuer. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

## Item 2. Identity and Background
Name of person filing:
On September 25, 2026, Ma Family Trust, which was previously identified as a Reporting Person in this Schedule 13D, was terminated. In connection with such termination, all Common Shares of the Issuer previously held by Ma Family Trust were distributed to Precious Time Holdings Limited. Accordingly, Ma Family Trust is no longer a Reporting Person.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(i) Xiaofeng Ma, a citizen of People's Republic of China;

(ii) Able Knight Development Limited, a British Virgin Islands company, which is wholly owned by Precious Time Holdings Limited;

(iii) Precious Time Holdings Limited, a British Virgin Islands company, which is wholly owned by Xiaofeng Ma; and

(iv) Joingear Limited, a British Virgin Islands company, which is wholly owned by Xiaofeng Ma.

Xiaofeng Ma is the sole director of Able Knight Development Limited, Joingear Limited, and Precious Time Holdings Limited.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The business address of Xiaofeng Ma is c/o 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

The business address of Precious Time Holdings Limited is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands.

The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business of Xiaofeng Ma is chairman of the board and chief executive officer of the Issuer.

The principal business of each of Able Knight Development Limited, Precious Time Holdings Limited, and Joingear Limited is holding equity interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Calculation of the percentage of Common Shares beneficially owned by the Reporting Persons as noted on the cover pages of the Schedule 13D is based on 131,296,790 outstanding Common Shares as of September 30, 2026 as notified by the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by updating the following:

Exhibit A Joint Filing Agreement, dated as of November 9, 2026 by and between Kevin Xiaofeng Ma, Able Knight, Precious Time Holdings Limited, and Joingear

## Signatures
- Ma Kevin Xiaofeng: /s/ Xiaofeng Ma, Xiaofeng Ma (11/09/2026)
- Able Knight Development Limited: /s/ Xiaofeng Ma, Xiaofeng Ma / Director (11/09/2026)
- Precious Time Holdings Limited: /s/ Authorized Signatory(ies) of Lion International Management Limited, Authorized Signatory(ies) of Lion International Management Limited as director of Precious Time Holdings Limited (11/09/2026)
- Joingear Limited: /s/ Xiaofeng Ma, Xiaofeng Ma / Director (11/09/2026)